Exhibit 99.51

Village Farms International Completes $22 Million Bought Deal Public Offering of Common Shares

/NOT FOR DISTRIBUTION OVER UNITED STATES WIRE SERVICES OR FOR

DISSEMINATION IN THE UNITED STATES/

VANCOUVER, Oct. 12, 2018 /CNW/ — Village Farms International, Inc. (“Village Farms” or the “Company”) (TSX: VFF) (OTCQX: VFFIF) announced today that it has completed its previously announced bought deal offering of 3,097,200 common shares (the “Offered Shares”) in the capital of the Company at a price of $7.13 per Offered Share (the “Issue Price”) for aggregate gross proceeds to the Company of $22,083,036 (the “Offering”). The Offering was conducted by a syndicate of underwriters led by Beacon Securities Limited, and including GMP Securities L.P. (collectively, the “Underwriters”). The Offering included 287,200 Offered Shares issued pursuant to a partial exercise of the Underwriters’ over-allotment option.

The Company intends to use the net proceeds of the Offering for working capital purposes, which may include funding certain future capital needs of Pure Sunfarms Corp. as well as other growth opportunities that may arise in respect of the Company’s business over time. Further details can be found in the Company’s short form prospectus dated October 4, 2018, which is available on SEDAR at www.sedar.com.

Upon closing of the Offering, there were 47,619,338 issued and outstanding common shares of the Company.

The Offered Shares have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), or any U.S. state securities laws, and may not be offered or sold in the United States or to, or for the account or benefit of, United States persons absent registration or any applicable exemption from the registration requirements of the U.S. Securities Act and applicable U.S. state securities laws. This press release does not constitute an offer to sell or the solicitation of an offer to buy securities in the United States, nor in any other jurisdiction.

About Village Farms International, Inc.

Village Farms International, Inc. is one of the largest and longest-operating vertically integrated greenhouse growers in North America and the only publicly traded greenhouse produce company in Canada. Village Farms produces and distributes fresh, premium-quality produce with consistency 365-days a year to national grocers in the U.S. and Canada from more than nine million square feet of Controlled Environment Agriculture (CEA) greenhouses in British Columbia and Texas, as well as from its partner greenhouses in British Columbia, Ontario, and Mexico. The Company is now leveraging its 30 years of experience as a vertically integrated grower for the rapidly emerging global cannabis opportunity through a 50% ownership of British Columbia-based Pure Sunfarms Corp., one of the single largest cannabis growing operations in the world.

Cautionary Language Regarding Forward-Looking Statements

Certain statements in this press release may constitute forward-looking statements within the meaning of applicable securities laws. Forward-looking statements include, but are not limited to, statements concerning the intended use of the proceeds of the Offering. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “outlook”, “objective”, “may”, “will”, “expect”, “intend”,

“estimate”, “anticipate”, “believe”, “should”, “plans” or “continue”, or similar expressions suggesting future outcomes or events. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. Such forward-looking statements are subject to risks and uncertainties that may cause actual results, performance or developments to differ materially from those contained in the statements. Although the Company believes that the expectations reflected in its forward-looking information are reasonable, undue reliance should not be placed on forward-looking information because the Company can give no assurance that such expectations will prove to be correct. In addition to other factors and assumptions which may be identified in this press release, assumptions have been made regarding and are implicit in, among other things, the timely receipt of required regulatory approvals. Details of the risk factors relating to the Company and its business are discussed under the heading “Risk Factors” set out in the Company’s annual information form and management’s discussion and analyses for the year ended December 31, 2017, and for the three and six months ended June 30, 2018, which are available electronically at www.sedar.com. Actual results may differ materially from any forward-looking statements. Although the Company believes that its forward-looking statements contained in this press release are based upon reasonable assumptions, you cannot be assured that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this press release, and other than as specifically required by applicable law, the Company does not assume any obligation to update or revise them to reflect new information, events or circumstances.

SOURCE Village Farms International, Inc.

View original content: http://www.newswire.ca/en/releases/archive/October2018/12/c8531.html

%SEDAR: 00029410E

For further information: Stephen C. Ruffini, Executive Vice President and Chief Financial Officer, Village Farms International, Inc., (407) 936-1190, ext. 340; Lawrence Chamberlain, Investor Relations, (416) 519-4196, lawrence.chamberlain@loderockadvisors.com

CO: Village Farms International, Inc.

CNW 08:50e 12-OCT-18